UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 3, 2025

GLOBAL STAR ACQUISITION INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41506	86-2508938
(Commission File Number)	(IRS Employer Identification No.)

1641 International Drive Unit 208

McLean, VA

22102

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code 703-790-0717

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock, one Redeemable Warrant, and one Right	GLSTU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	GLST	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	GLSTW	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one share of Class A common Stock	GLSTR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On February 3, 2025, Global Star Acquisition Inc. (“Global Star”), a Delaware corporation, held an special meeting of Global Star’s stockholders (the “Special Meeting”) at 9:30 a.m. Eastern Time for the purposes of considering and voting upon the proposals below (the “Proposals”). As of the record date of December 13, 2024, there were a total of 3,214,100 ordinary shares issued and outstanding and entitled to vote at the Special Meeting. Proxies were received for 3,202,211 ordinary shares, or approximately 97.21% of the shares issued and outstanding and entitled to vote at the Special Meeting, representing a quorum. Capitalized terms used, but not defined, herein shall have the meanings ascribed to them in Global Star’s proxy statement on Schedule 14A for the Special Meeting filed by Global Star with the SEC on January 8, 2025 (as amended or supplemented from time to time, the “Proxy Statement”).

Proposal No. 1	The Reincorporation Merger — to consider and vote upon a proposal to adopt and approve the merger agreement, dated as of June 15, 2023, as modified by the joinder agreement, dated July 13, 2023, the First Amendment, dated March 11, 2024, the Second Amendment, dated June 28, 2024, the Third Amendment to Merger Agreement, dated July 25, 2024 and the Fourth Amendment to Merger Agreement, dated December 11, 2024 (the “Merger Agreement”), by and among Global Star, K Enter Holdings Inc., a Delaware corporation (“K Enter”), K Wave Media Ltd., a Cayman Islands exempted company (“PubCo”) and GLST Merger Sub, Inc., a Delaware corporation (“Merger Sub”), to effect Global Star’s initial business combination pursuant to which, among other things, (1) Global Star will merge with and into PubCo that is a wholly owned subsidiary of Global Star, with PubCo being the surviving corporation in such merger, thereby consummating a change in Global Star’s domicile from a Delaware corporation to a Cayman Islands exempted company:

FOR	ABSTAIN	AGAINST
3,202,211	0	0

Proposal No. 2	The Acquisition Merger — to consider and vote upon a proposal to adopt and approve the subsequent merger set forth in the Merger Agreement, pursuant to which the K Enter will merge with and into Merger Sub that is a wholly owned subsidiary of PubCo, with K Enter as the surviving corporation in such merger, thereby consummating PubCo’s acquisition, through its Merger Sub, of K Enter (the “Acquisition Merger”), and, after giving effect to the Acquisition Merger, K Enter being a wholly owned subsidiary of PubCo:

FOR	ABSTAIN	AGAINST
3,202,211	0	0

Proposal No. 3	The Governance Proposal — to consider and vote on a non-binding advisory basis, four separate governance proposals relating to the following material differences between Global Star’s current amended and restated certificate of incorporation (the “GLST Charter”) and PubCo’s Amended and Restated Memorandum and Articles of Association (the “PubCo Charter”). These four separate governance proposals are collectively referred to as the “Governance Proposal”:

(a) to through the Reincorporation Merger, Global Star shall merge with and into PubCo and Global Star, the Delaware corporation, shall cease to exist and PubCo shall be the surviving company and the name of the surviving company will be “K Wave Media, Ltd.”

FOR	ABSTAIN	AGAINST
3,202,211	0	0

(b) to following the Reincorporation Merger the authorized shares of the surviving corporation shall change from (i) 100,000,000 shares of Global Star Class A Common Stock, 10,000,000 shares of Global Star Class B Common Stock and 1,000,000 shares of preferred stock to (ii) $100,000 divided into 990,000,000 PubCo Ordinary Shares and 10,000,000 PubCo Preference Shares.

FOR	ABSTAIN	AGAINST
3,202,211	0	0

(c) to delete the forum selection provision providing for concurrent jurisdiction in the Court of Chancery and the federal district court for the District of Delaware for claims arising under the Securities Act and the PubCo Charter adopts the Cayman Islands as the exclusive forum for certain shareholder litigation; provided, however, that this exclusive forum provision shall not apply to any action or suits brought to enforce any liability or duty created by the United States Securities Act of 1933, as amended, the Exchange Act, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

FOR	ABSTAIN	AGAINST
3,202,211	0	0

(d) to delete the election to not be governed by Section 203 of the DGCL and limiting certain corporate takeovers by interested shareholders.

FOR	ABSTAIN	AGAINST
3,202,211	0	0

Proposal No. 4	The Election of Directors of Pubco Proposal — to consider and approve PubCo’s Board of Directors in regards to the following persons: Pyeung Ho Choi, Young Jae Lee, Tan Chin Hwee, Ted Kim, Han Jae Kim, Hyung Seok Cho and Tae Woo Kim to serve on PubCo’s Board of Directors:

FOR	ABSTAIN	AGAINST
3,202,211	0	0

Proposal No. 5	The Pubco 2023 Equity Incentive Plan Proposal — to consider and vote upon PubCo’s 2023 Equity Incentive Plan:

FOR	ABSTAIN	AGAINST
3,194,910	0	7,301

Proposal No. 6	The Adjournment Proposal — to consider and vote upon the adjournment of the Special Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus:

FOR	ABSTAIN	AGAINST
3,202,211	0	0

In connection with the vote to approve the Proposals, as of the date of this Current Report on Form 8-K, the holders of 340,832 Class A ordinary shares of Global Star properly exercised their right to redeem their shares for cash at a redemption price of approximately $11.45 per share, for an aggregate redemption amount of approximately $3,902,526.40. As a result, following satisfaction of such redemptions as of the date of this Current Report on Form 8-K, Global Star will have 2,873,268 Class A ordinary shares outstanding and the balance in the Trust Account would be approximately $4,388,495.69.Global Star may, but is not required to, accept additional redemption reversals submitted by shareholders until closing of the Business Combination. To the extent that Global Star accepts any such reversals, the number of shares not redeemed and cash remaining in the Trust Account may increase.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description of Exhibits
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Global Star Acquisition Inc.

Date: February 7, 2025	By:	/s/ Anthony Ang
Anthony Ang
Chief Executive Officer

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